

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2017

Richard Pascoe
Chief Executive Officer
Apricus Biosciences, Inc.
11975 El Camino Real, Suite 300
San Diego, CA 92130

> **Re: Apricus Biosciences, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 30, 2017**
> **File No. 333-217036**

Dear Mr. Pascoe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Anthony A. Gostanian